SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NOTICE CONCERNING NTT COMMUNICATIONS CORPORATION’S COMMENCEMENT OF TENDER OFFER FOR THE SHARES OF NTT VISUAL COMMUNICATIONS CORPORATION

On November 30, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning NTT Communications Corporation’s commencement of a tender offer for shares of NTT Visual Communications Corporation. NTT Communications Corporation is a wholly-owned subsidiary of the registrant.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: November 30, 2007

November 30, 2007

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE CONCERNING NTT COMMUNICATIONS CORPORATION’S COMMENCEMENT OF

TENDER OFFER FOR THE SHARES OF NTT VISUAL COMMUNICATIONS CORPORATION

NTT Communications Corporation (“NTT Com”), one of the wholly-owned subsidiaries of Nippon Telegraph and Telephone Corporation, has announced today its decision at the board of directors meeting held on November 30, 2007, to acquire the shares of NTT Visual Communications Corporation by means of a tender offer. For more details, please see the attached press release by NTT Com.

For further inquiries please contact:

(Mr.) Horinouchi or (Mr.) Nittono

Investor Relations Office,

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone: +81-3-5205-5581

Fax : +81-3-5205-5589

November 30, 2007

To All Concerned

NTT Communications Corporation

Hiromi Wasai, President and CEO

Inquiries: Ichiro Nakagawa

Manager, Strategic Planning Dept.

(TEL: +81-3-3597-6271)

NOTICE REGARDING COMMENCEMENT OF TENDER OFFER FOR THE SHARES OF

NTT VISUAL COMMUNICATIONS CORPORATION

We hereby give notice that NTT Communications Corporation (the “Company” or “Tender Offeror”) decided at its board of directors meeting held on November 30, 2007, to acquire the shares of NTT Visual Communications Corporation (the “Target”) by means of a tender offer as set forth below.

1.	Purpose of the Tender Offer

In light of the “Basic Policy Concerning the Restructuring of Nippon Telegraph and Telephone Corporation” of December 1997, the Tender Offeror was founded in May 1999, and in July of the same year, acquired from Nippon Telegraph and Telephone Corporation (“NTT”) the inter-prefectural long distance communications business, toll-free dialing and other special additional telephone services business, Internet service provider business (OCN) and other businesses. In August 1999, the Tender Offeror entered the international telecommunications business market, and currently has business operations in 230 countries and regions across the world.

The Target was founded in February 1984, with its primary purpose to carry out a portion of NTT’s operations relating to videotex communication services and the CAPTAIN (Character And Pattern Telephone Access Information Network, a videotex technology unique to NTT) information center under an outsourcing contract with NTT (then a public corporation), and information provision support services for information providers. However, in June 1997, the CAPTAIN information center, which had been its major business, ceased operations due to the spread of IT technology, and the Target is currently striving to enhance its profitability based on a foundation of the following four businesses: (i) a content business, which utilizes the     know-how acquired at the CAPTAIN information center to focus on providing music and information to mobile phones; (ii) a marketing business that utilizes its own research platform based on a newly constructed web research system, and using monitors across the nation to provide speedy market research reports; (iii) a solutions business in which consulting services are provided based on know-how relating to mobile solutions; and (iv) an IT services business based on system operations pursuant to which operation, maintenance and management of a variety of network systems and dispatching of IT engineers are carried out.

In the information and telecommunications market in which Tender Offeror and Target operate, as the transition to broadband accelerates, new players are coming into the mobile communications market, primarily in data communications, and the convergence between mobile and fixed-line communications and other infrastructure for the ubiquitous network age are showing rapid progress. In addition, the demand for and the importance of digital home appliances capable of connecting to the Internet and broadband content are increasing, and efforts directed towards providing better, more varied services, as well as market expansion, have accelerated and are becoming increasingly diverse.

In light of these changes in the market environment, the Tender Offeror formulated “Vision 2010”, a medium-term managerial vision to utilize our advanced technology and broad experience with respect to Information and Communication Technology (ICT), which called for “partnering with customers to bridge their present and future potential, and creating new value in communications”. This included resolving corporate solutions for corporate customers and establishing new businesses based on a slogan of “ICT Solution Partner”, and “bridging” personal interests to a new lifestyle via the Internet for individual customers, based on a slogan of “CreativE-Life for Everyone”. With these concepts as the pillars of its business, the Tender Offeror will continue to assist in bridging corporate and private needs, creating new lifestyles and business models.

The Target has actively developed its business on a foundation of its four main businesses of content, marketing, solutions and IT services, and has made efforts to improve its profitability by strengthening its alliance with the Tender Offeror. However, for the 23rd Term (year ended March 2006) and the 24th Term (year ended March 2007), the Target had two consecutive years of deficits, and review of its business structures and improvement in its fiscal standing are the most important issues facing the Target.

The Tender Offeror believes that this Tender Offer will, with respect to the four businesses undertaken by the Target, enable the stable provision of services to customers and the market with greater added-value through a stronger alliance with the Tender Offeror and its affiliates. Moreover, making the Target a subsidiary of the Tender Offeror will provide a framework for flexible and proactive managerial strategies and measures in order for the Target to achieve further managerial efficiency and maintain corporate growth in a fiercely competitive environment. The Tender Offeror also believes it is necessary that the Target convert to a clearly-delineated business structure by strengthening its managerial alliance with the Tender Offeror and its affiliates.

Specifically, as outlined below, with respect to the content and marketing businesses, the Target will strengthen its alliance with the Tender Offeror and its affiliates to create competitive product and service offerings, while also striving for greater efficiencies in the use of managerial resources.

Additionally, with respect to the solutions and IT services businesses, we can heighten the synergy effects by utilizing the IT capabilities and business expertise of the Target and achieving the optimal alliance structure with the Tender Offeror and its affiliates.

(1) Content Business

Regarding the content business, the Target is carrying out the planning, development and distribution of ring tones, sports information and a variety of other contents, but in all fields, there are a multitude of new players and strong competitors. By strengthening its alliance with the Tender Offeror and its affiliates, the Target will further enhance its content, developing new websites and diversifying offerings, and efficiently leveraging managerial resources in producing competitive and distinct products.

(2) Marketing Business

As market conditions deteriorate and competition intensifies, despite the good performance in the newspaper market, in the key advertising market, the Target is struggling with harsh conditions as a result of a downturn in orders. The Target will enhance its relationship with the Tender Offeror and its affiliate companies in this business field. The new web research system will be further utilized to improve marketing activities, and marketing efforts will be directed towards aggressive proposal activity and business development, while cost-cutting efforts will be made mainly by outsourcing costs, all with the goal of improving earnings.

(3) Solutions Business

The Target will offer Tokutoru® as a mobile solutions service. In addition, by utilizing the Target’s IT capabilities and support operations of the Tender Offeror, the Tender Offeror and the Target will work to strengthen the synergies between the Tender Offeror and the Target with the goal of increasing the value of the Tender Offeror’s services and expanding the business of the Target.

(4) IT Services Business

Utilizing its outsourcing know-how and its IT capabilities, the Target has provided outsourced service center operations to the Tender Offeror. In addition, the Target has undertaken a range of service / reengineering operations, including data management and customer handling in times of service interruptions, database cleansing (including aggregation and updating), and support to existing clients switching to new services. The Tender Offeror and Target, by enhancing their alliance, will work to improve operational efficiency in these business fields, and market new strategic services to existing customers, thereby enhancing the competitiveness of the Tender Offeror’s services, and heightening the synergies between the Tender Offeror and the Target.

Thus, the Tender Offeror and Target will divide their roles appropriately, utilizing their individual strengths to provide services that are expected to be even more competitive and to increase corporate value for both the Tender Offeror and Target.

Given the foregoing, the Tender Offeror has determined that collaboration between the two parties will contribute to increased corporate value for both; thus this Tender Offer is being implemented with the purpose of making the Target a subsidiary of the Tender Offeror, with the Tender Offeror as the leading shareholder of the Target, holding 11,100 shares (44.50%) of the Target’s total number of issued common shares as of March 31, 2007 (the “Tender Offer”). Please note that for the best interests of the Target’s shareholders, the Tender Offeror has agreed with the Target that all shares tendered for sale will be purchased. As such, there will be no upper or lower threshold to the number of shares to be purchased in this Tender Offer, and all tendered shares will be purchased.

Through the enhanced capital relationship resulting from this Tender Offer, the Tender Offeror intends to vigorously pursue its collaboration with the Target; however, there are no plans at present for additional acquisition of shares of the Target subsequent to this Tender Offer.

In order to ensure fairness of the share purchase price of the Target in this Tender Offer, the Tender Offeror selected Mizuho Securities Inc., a financial advisor independent of the Tender Offeror, its affiliates and the Target (“Mizuho Securities”), as a third party appraiser. Based on Mizuho Securities’ “Report Concerning the Share Price of NTT Visual Communications Corporation” (the “Share Price Report”), the Tender Offeror has decided to set the price per share offered in this Tender Offer at ¥7,200. Specifically, Mizuho Securities used a discounted cash flow (“DCF”) method and an adjusted net asset method to calculate the share price of the Target, and found that the range of the price per common stock of the Target was from ¥5,009 to ¥7,272 under the DCF method and ¥3,964 under the adjusted net asset method.

The purchase price of ¥7,200 per share was decided by the Tender Offeror by referring to the Share Price Report and the Tender Offeror’s consideration of other factors, such as the acceptability of this Tender Offer by the Target, the results of legal due diligence of the Target and the prospects for this Tender Offer, and of the results of discussions and negotiations with the Target.

As the Target is an affiliate of the Tender Offeror, in order to avoid conflicts of interest and ensure the fairness of the purchase price for the shares in this Tender Offer, the Target selected independently of the Tender Offeror the Ogino CPA Firm (“Ogino CPA Firm”) as a third party appraiser independent of the Tender Offeror, its affiliates and the Target, to evaluate the shares. Accordingly, a Share Price Calculation Report of NTT Visual Communications Corporation (“Share Price Calculation Report”) was obtained from Ogino CPA Firm by the Target.

Specifically, Ogino CPA Firm used a DCF method and an adjusted net asset method to calculate the share price of the Target, and found that the range of the price per common stock of the Target was from ¥6,597 to ¥7,165 under the DCF method and ¥6,918 under the adjusted net asset method. Furthermore, based on the contents of the Share Price Calculation Report and advice from its legal counsel, the board of directors of the Target engaged in discussions and negotiations with the Tender Offeror, and after careful consideration of the various terms and conditions of the Tender Offer, concluded that such terms and conditions of the Tender Offer were proper, and that the Tender Offer offered a reasonable price to shareholders. At the November 30, 2007 meeting of the board of directors of the Target, all directors who participated in the discussions and the voting, passed unanimously a resolution voicing support for the Tender Offer. In addition, all auditors present at the board of directors meeting stated opinions agreeing with the Target board of directors’ decision. It should be noted that one director of the Target, Koji Ikuta, a director of NTT Information Sharing Laboratory Group, a specially related person of the Tender Offeror, and one of the Target auditors, Tadayoshi Yoshida, who is the Manager of Broadband IP Business Planning Department of the Tender Offeror, did not participate in the above discussions and voting of the board of directors to avoid conflicts of interest.

The Target stipulates transfer restrictions on shares in its articles of incorporation. Therefore, pursuant to the requirements of Article 137, Paragraph 1 of the Corporation Law of Japan, subsequent to the closing of this Tender Offer, the Tender Offeror plans to seek approval from the board of directors of the Target for the acquisition of shares in the Target acquired through this Tender Offer, and the board of directors of the Target has passed a resolution stating their intention to approve the foregoing.

2.	Outline of the Tender Offer

(1)	Overview of Target

	Corporate Name	NTT Visual Communications Corporation

‚	Business Activities	Content business, marketing business, solutions business, IT solutions business

ƒ	Date of Establishment	February 27, 1984

„	Address of Head Office	1-11-9 Azabudai, Minato-ku, Tokyo

…	Name and Title of Representative	Kiyohiko Ono, President and CEO

†	Amount of Capital	¥1,247,250,000 (as of March 31, 2007)

‡	Composition of Major Shareholders	NTT Communications Corporation	44.50%
	and Shareholding Rations	Mizuho Corporate Bank, Ltd.	3.94%
		Sumitomo Mitsui Banking Corporation	2.92%
		The Bank of Tokyo Mitsubishi UFJ, Ltd.	2.77%
		KDDI Corporation	1.60%
		Resona Bank, Ltd.	1.25%
		Japan Trustee Services Bank, Ltd.	0.96%
		Sankei Shimbun Co., Ltd.	0.96%
		Sony Corporation	0.90%
		Toshiba Corporation	0.90%
		NEC Corporation	0.90%
		Hitachi, Ltd.	0.90%
		Panasonic Mobile Communications Co., Ltd.	0.90%

ˆ	Relationship between Tender Offeror and Target	Capital Relationship	The Company owns 44.50% of the Target’s issued shares.

		Personal Relations	The Company has dispatched one director and one auditor to the Target. The Company is also seconding employees to the Target.

		Business Relationship	The Company and the Target have entered into certain outsourcing agreements, such as for DDX-TP database maintenance services.

		Applicability to a Related Party	The Target is an affiliate of the Company.

(2)	Tender Offer Period

	Initial Tender Offer Period

From Monday, December 3, 2007 through Tuesday, March 4, 2008 (60 business days)

‚	Possibility of Extension of Tender Offer Period by Request from the Target

Not applicable.

(3)	Tender Offer Price: ¥7,200

(4)	Basis of Calculation of the Tender Offer Price

	Basis of Calculation

The tender offer purchase price of ¥7,200 per share in this Tender Offer was decided based on a share price calculation submitted by Mizuho Securities as the third party appraiser. In calculating the share price of the Target, Mizuho Securities, after due consideration of the evaluation methods, selected the DCF method and adjusted net asset method to calculate the value of the shares of the Target. In light of the diverse range of the Target’s businesses, the comparable company method was deemed inappropriate and thus was not employed. Also, because the Target is not a listed company, the market share price analysis was not used. The price per one share of the Target’s stock as indicated by the share price calculations is as follows:

DCF Method: ¥5,009 to ¥7,272

Adjusted net asset method: ¥3,964

With reference to the evaluated price in the Share Price Report, and in consideration of the synergies that may be achieved through strengthened collaboration between the Tender Offeror and the Target, approval of the Tender Offer by the Target, results of the legal due diligence relating to the Target, the prospects for the Tender Offer and the results of discussions and negotiations with the Target, the Tender Offeror ultimately decided to make the purchase price in this Offer ¥7,200.

‚	Calculation Process

The Tender Offeror began specific considerations around June 2007 with a review of the Target’s business structure and improvement of its financial standing, potential synergy effects from collaboration between Tender Offeror and Target, and the possibility of enhanced corporate value, and held numerous discussions with the Target. As a result of their decision that making the Target a subsidiary through a tender offer would lead to greater corporate value for both companies, detailed consideration of the Tender Offer was commenced, and the tender offer price was determined in the following manner:

(1)	Third Party Appraiser Consulted in the Calculation

In deciding the tender offer price of the Target shares in the Tender Offer, the Tender Offeror obtained a Report Concerning the Share Price from Mizuho Securities, a third party appraiser, on November 19, 2007.

Mizuho Securities is an entity independent of the Tender Offeror, and is not a related party to the Tender Offeror.

(2)	Overview of the Report Concerning the Share Price

Upon examination of appraisal methods to be used in the calculation of Target share price, Mizuho Securities chose to use the DCF method and an adjusted net asset method in its calculation. In light of the diverse range of the Target’s businesses, the comparable company method was deemed inappropriate and thus was not employed. Also, because the Target is not a listed company, the market share price analysis was not used. The price per one share of the Target’s stock as indicated by the share price calculations is as follows:

DCF method: ¥5,009 to ¥7,272

Adjusted net asset method: ¥3,964

(3)	Decision of the Tender Offer Price

In consideration of the above calculation results and the opinion of Mizuho Securities, and the fact that the Target is not a listed company and that its businesses are in diverse fields, the Tender Offeror gave particular emphasis on the results using the DCF method, which ultimately reflect the Target’s future profitability.

Accordingly, in light of the synergies that may be achieved through collaboration between the Tender Offeror and the Target, the approval of the Tender Offer by the Target, the results of the legal due diligence in respect to the Target and the prospects of the Tender Offer, and the results of discussions and negotiations with the Target, it was decided at the board of directors meeting on November 30, 2007, that the purchase price in the Tender Offer would be ¥7,200 per share.

(4)	Other Methods for Ensuring Fairness of Tender Offer Price

Because the Target is an affiliate of the Tender Offeror, in order to avoid conflicts of interest, the board of directors of the Target selected (independently of the Tender Offeror) Ogino CPA Firm as a third party appraiser that is independent of the Tender Offeror, its affiliates and the Target, to evaluate the shares. Subsequently, the Target obtained a Share Price Calculation Report relating to the calculation of Target share price from Ogino CPA firm.

Specifically, Ogino CPA Firm used a DCF method and an adjusted net asset method to calculate the share price of the Target, and found that the range of the price per common stock of the Target was from ¥6,597 to ¥7,165 under the DCF method and ¥6,918 under the adjusted net asset method.

Furthermore, based on the contents of the Share Price Calculation Report and the advice of its legal counsel, the board of directors of the Target engaged in discussions and negotiations with the Tender Offeror. After a careful consideration of various terms and conditions of the Tender Offer, it was concluded that such terms and conditions of the Tender Offer were proper, and that the Tender Offer offered a reasonable price to shareholders. At the November 30, 2007 board of directors meeting of the Target, a resolution was passed unanimously by all directors of the Target participating in the discussions and voting, voicing support for the Tender Offer. All auditors present at the board of directors meeting also stated opinions agreeing with the Target board of directors’ decision. It should be noted that one of the directors of Target, Koji Ikuta, from NTT Information Sharing Laboratory Group, a specially related person to the Tender Offeror, and one of the Target auditors, Tadayoshi Yoshida, who is the Manager of Broadband IP Business Planning Department of the Tender Offeror, did not participate in the above discussions and voting of the board of directors to avoid conflicts of interest.

ƒ	Relationship with Third Party Appraiser

The third party appraiser is not a related party to the Company nor the Target.

(5)	Expected number of share certificates to be purchased

Type of shares	Expected number of shares to be purchased if converted into shares (if any)	‚Minimum number of shares to be purchased if converted into shares (if any)	ƒMaximum number of shares to be purchased if converted into shares (if any)
Share certificates	1,375 shares	— shares	— shares

Share acquisition rights certificates	— shares	— shares	— shares

Bonds with share acquisition rights	— shares	— shares	— shares

Trust beneficiary securities and other share certificates ( )	— shares	— shares	— shares

Depository receipts ( )	— shares	— shares	— shares

Total	1,375 shares	— shares	— shares

(Note 1)	The expectation of the Tender Offeror is that around 1,375 shares will be purchased under the Tender Offer (the “Expected Number to be Purchased”). However, the Tender Offeror will offer to buy all shares tendered for sale, and therefore, none of the conditions stipulated in Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Law (the “Law”) will apply.

(Note 2)	The maximum number of stock certificates that the Tender Offeror will be able to buy under this Tender Offer is 13,844 shares. This number of shares is obtained by subtracting fractional shares (1 share) and the number of shares in the Target held by the Tender Offeror on the date of the filing of the application of the Tender Offer (11,100 shares) from the number of issued shares of the Target as of March 31, 2007 (24,945 shares) as stated in the Target’s Annual Report for its 24th Term filed on June 25, 2007.

(6)	Changes in Percentage of Ownership of Share Certificates as a Result of the Tender Offer

Number of voting rights in respect to share certificates held by the Tender Offeror prior to the Tender Offer	11,100	(Percentage of ownership of share certificates prior to the Tender Offer: 44.50%)

Number of voting rights in respect to the expected number of share certificates to be purchased	1,375	(Percentage of ownership of share certificates subsequent to the Tender Offer: 50.01%)

Total number of voting rights of shareholders of the Target	24,944

(Note 1)	The “number of voting rights in respect to the expected number of share certificates to be purchased” is the number of voting rights in respect to the Expected Number to be Purchased (1,375 shares) under the Tender Offer.

(Note 2)	The “total number of voting rights of shareholders of the Target” is the total number of voting rights of shareholders as given in the Target’s Annual Report for the 24th Term filed on June 25, 2007.

(Note 3)	“Percentage of ownership of share certificates prior to the Tender Offer” and “percentage of ownership of share certificates subsequent to the Tender Offer” are rounded to the second decimal place.

(Note 4)	Because the Tender Offeror will purchase all share certificates tendered under the Tender Offer, the “number of voting rights in respect to the expected number of share certificates to be purchased” under the Tender Offer will be a maximum of 13,844, and accordingly, the maximum possible “Percentage of ownership of share certificates subsequent to the Tender Offer” is 100.00%.

(7)	Cost of the Tender Offer 9,900,000 yen

(Note)	The cost of the Tender Offer is the Expected Number to be Purchased (1,375 shares) multiplied by the tender offer price per share. However, as all of the share certificates tendered will be purchased even in the case that the number of share certificates tendered exceeds the Expected Number to be Purchased, in the event that the maximum number (13,844) of shares is purchased, the cost of the Tender Offer will be approximately 99,676,800 yen.

(8)	Method of Settlement

	Name and Head Office Address of Financial Services Firm which will carry out the Settlement of the Tender Offer and are qualified to handle Financial Products

Shinko Securities Co., Ltd.                    4-1, Yaesu 2-chome Chuo-ku, Tokyo

‚	Initial Settlement Date

Tuesday, March 11, 2008

ƒ	Method of Settlement

Promptly after the conclusion of the Tender Offer period, a notice of purchase under the Tender Offer will be mailed to the addresses of all shareholders who have tendered their shares (in the case of overseas shareholders, to their standing proxy). The purchase will be settled in cash. In accordance with the instructions of the tendering shareholder (or their standing proxy in the case of overseas shareholders), the tender offer agent will remit the purchase price of the tendered shares promptly after the initial settlement date to the address instructed by the tendering shareholder (or by their standing proxy in the case of overseas shareholders) or will pay the amount at the head office of the tender offer agent receiving the tender, or at any of its branches throughout Japan.

(9)	Other Conditions and Methods of the Tender Offer

	Conditions or Matters Stated in Article 27-13, Paragraph 4 of the Law

Not applicable. The Tender Offeror will purchase all share certificates tendered.

‚	Withdrawal of the Tender Offer, Details and Method of Disclosure of Such Withdrawal

The Tender Offer may be withdrawn in any of the events stipulated in Article 14, Paragraph 1, Item 1 (a-h, j-p), Article 14, Paragraph 1, Item 3 (a-g), Article 14, Paragraph 2 (3 or 6) of the Enforcement Ordinance of the Law (the “Ordinance”).

In the event of withdrawal, electronic announcement will be made and the withdrawal will also be announced in the newspaper Nihon Keizai Shimbun. Provided, however, that, if it is difficult to make an announcement prior to the final day of the Tender Offer term, a public announcement will be made by the method stipulated in Article 20 of the Cabinet Office Ordinance Concerning Disclosure of the Tender Offers of Shares, etc., by Non-Issuer (the “Cabinet Office Ordinance”) with public announcement to be made promptly thereafter.

ƒ	Conditions for Reduction of the Tender Offer Price, Details and Method of Disclosure of Such Reduction

Pursuant to Article 27-6, Paragraph 1, Item 1 of the Law, if the Tender Offeror takes the actions stipulated in Article 13, Paragraph 1 of the Ordinance, it may reduce the price of the Tender Offer in accordance with the criteria prescribed in Article 19, Paragraph 1 of the Cabinet Office Ordinance. In the case Tender Offeror decides to reduce the price of the Tender Offer, it will make an electronic public announcement and also publish an announcement to that effect in the newspaper Nihon Keizai Shimbun, provided, however, that, if it is difficult to make an announcement prior to the final day of the period of the Tender Offer, public disclosure shall be made by the method stipulated in Article 20 of the Cabinet Office Ordinance with public announcement to be made promptly thereafter. In the event that there are changes in the conditions of the Tender Offer, purchase of share certificates tendered prior to the day of the announcement of the changes will be made in accordance with the conditions subsequent to the changes.

„	Matters Concerning Withdrawal Rights of Acceptance by Accepting Shareholders

At any time during the Tender Offer period, a tendering shareholder may cancel its contract in respect to the Tender Offer. In order to cancel the contract, the tendering shareholders are required to deliver or send a written notice for cancellation of the relevant contract in respect to the Tender Offer (the “Cancellation Notice”) together with any tender application acceptance receipt by 3:00 P.M. of the final day of the Tender Offer period to the head office or any branch throughout Japan of the tender offer agent. The cancellation of the contract takes effect when the Cancellation Notice is delivered to or reaches the tender offer agent. It should be noted that if the Cancellation Notice is sent, but does not reach the tender offer agent by 3:00 P.M. of the last day of the Tender Offer period, the contract cannot be cancelled.

In the event a tendering shareholder cancels the contract, the Tender Offeror will not demand payment of any compensation for damages or penalty from such tendering shareholder. In addition, the Tender Offeror will bear the cost of returning any tendered share certificates held in custody.

Party authorized to receive Cancellation Notices

Shinko Securities Co., Ltd.                     4-1, Yaesu 2-chome Chuo-ku, Tokyo

(all branches of Shinko Securities throughout Japan)

…	Method of Disclosure in the Case of Change of Conditions of the Tender Offer

If changes are sought to be made to the terms and conditions of the Tender Offer, an electronic public announcement of the details of the changes shall be made and a notice shall also be posted in the newspaper Nihon Keizai Shimbun; provided, however, that, if it is difficult to make an announcement prior to the final day of the Tender Offer period, public disclosure shall be made by the method stipulated in Article 20 of the Cabinet Office Ordinance with public announcement to be made promptly thereafter. In the event that there are changes in the terms and conditions of the Tender Offer, purchase of share certificates tendered prior to the day of the announcement of the changes will be made in accordance with the conditions subsequent to the changes.

†	Method of Disclosure in Filing of a Revised Tender Offer Statement

If a revised Tender Offer statement is filed with the Kanto Local Finance Bureau, the details of the revised statement related to matters included in the announcement of the commencement of the Tender Offer will be promptly announced in accordance with the method stipulated in Article 20 of the Cabinet Office Ordinance. In addition, the description of the tender offer will be promptly revised and such revised description of the Tender Offer will be distributed to all of the tendering shareholders to whom the original description of the Tender Offer was distributed, provided, however, that, if the scope of the revisions is limited and small, the Tender Offeror may prepare and deliver a written document to the tendering shareholders stating the reasons for the revisions, the items revised and description of amended statements to the tendering shareholders.

‡	Method of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be publicly announced on the date immediately following the last day of the Tender Offer period in accordance with the stipulations of Article 9-4 of the Ordinance and Article 30-2 of the Cabinet Office Ordinance.

ˆ	Other Matters

This Tender Offer is not made directly or indirectly in the United States, or directed towards the United States, nor is it being implemented by means of United States mail or any other means or method of interstate commerce or international commerce (including, but not limited to, facsimile, electronic mail, Internet communication, telex or telephone) nor is it being made utilizing any facility of any registered securities exchange in the United States. Participation in this Tender Offer is not permitted by any of the above means or methods or through a facility of any registered securities exchange in the United States or from the United States.

Furthermore, neither this Tender Offer document nor any related documents will be sent or distributed by mail or any other method in the United States, or to or from the United States, and such sending or distribution is not permitted. No tender under this Tender Offer in either direct or indirect violation of the above restrictions will be accepted.

The following representations and warranties may be requested from the tender offer agent to tendering shareholders at the time of tender (from their standing proxy, in the case of overseas shareholders):

(i)	At the time of tendering shares or at the time of sending the tender offer application, the tendering shareholder shall not reside or be located in the United States.

(ii)	The tendering shareholder either directly or indirectly shall not have received or sent information (including copies thereof) regarding the Tender Offer in the United States, or to or from the United States.

(iii)	In providing any signature in connection with the tender offer application, the tendering shareholder shall not have used either directly or indirectly United States mail or any other means or method of interstate commerce or international commerce (including, but not limited to, facsimile, electronic mail, internet communication, telex or telephone) or utilized any registered securities exchange facility in the United States.

(iv)	The tendering shareholder shall not be acting as an agent without discretionary power, a fiduciary or nominee of another person (excluding the case in which such other person is giving all instructions in respect to the Tender Offer from outside of the United States).

(10)	Date of Public Announcement of the Commencement of the Tender Offer

Monday, December 3, 2007

(11)	Tender Offer Agent

Shinko Securities Co., Ltd.                    4-1, Yaesu 2-chome Chuo-ku, Tokyo

3.	Other

(1)	Existence of Agreements between the Tender Offeror and the Target or its Officers and the Details thereof

	Existence of Agreements between the Tender Offeror and the Target or its Officers and the Details thereof

At a board of directors’ meeting of the Target held on November 30, 2007 in relation to the Tender Offer, a resolution was obtained expressing support for the Tender Offer with approval of all of the directors participating in the meeting. In addition, all auditors (including outside auditors) present at the board of directors meeting gave their opinions expressing support of the aforementioned decision of the board.

The Target stipulates transfer restrictions on shares in its articles of incorporation. Therefore, pursuant to the requirements of Article 137, Paragraph 1 of the Corporation Law of Japan, subsequent to the closing of the Tender Offer, the Tender Offeror plans to seek approval from the board of directors of the Target for acquisition of shares in the Target acquired through such Tender Offer. The board of directors of the Target has already passed a resolution stating that they intend to approve the foregoing.

‚	Decision Making Process Leading up to the Decision to Make the Tender Offer

The Tender Offeror believes that the Tender Offer will, with respect to the four businesses in which the Target is involved, enable the stable provision of services to customers and the market and provide greater added-value through a stronger alliance with the Tender Offeror and its affiliates. Moreover, making the Target a subsidiary of the Tender Offeror will provide a framework for speedy implementation of flexible and proactive managerial strategies and policies in order for the Target to achieve greater managerial efficiency and maintain corporate growth in a fiercely competitive environment. The Tender Offeror also believes it is necessary that the Target converts to a clearly-delineated business structure by strengthening its managerial alliance with the Tender Offeror and its affiliates.

Specifically, as outlined below, with respect to the content and marketing businesses, the Target will enhance its alliance with the Tender Offeror and its affiliates to create competitive product and service offerings, while also striving for greater efficiencies in the use of managerial resources. Additionally, with respect to the solutions and IT services businesses, the Target aims to strengthen synergies by utilizing the IT capabilities and business know-how of the Tender Offeror and achieving the optimal alliance structure with the Tender Offeror and its affiliates.

(1) Content Business

Regarding the content business, the Target is carrying out the planning, development and distribution of ring tones, sports information and a variety of other contents, but in all fields there are a multitude of new players and strong competitors. The Target and the Tender Offeror and its affiliates will strengthen their alliance and will further enhance the Target’s content business, developing new websites and diversifying product and service offerings, and efficiently leveraging managerial resources to develop competitive and distinctive new products.

(2) Marketing Business

As market conditions deteriorate and competition intensifies, despite the good performance in the newspaper market, in the key advertising market, the Target is struggling with harsh conditions as a result of a downturn in orders. Going forward, the Target will strengthen its alliance with the Tender Offeror and its affiliates and the new web research system will be further utilized to improve marketing activities, and all marketing efforts will be directed towards actively developing proposals for customers and other marketing activities, while cost-cutting efforts will be made mainly by outsourcing costs and improving cash flow.

(3) Solutions Business

By promoting Tokutoru®, a mobile solutions service, and by utilizing the IT capabilities of the Target and the support operations of the Tender Offeror, efforts will be made to both increase the Tender Offeror’s service value and expand the business of the Target, thereby promoting the synergies between the Target, the Tender Offeror and its affiliates.

(4) IT Services Business

Utilizing its outsourcing know-how and its IT capabilities, the Target has provided outsourced service center operations to the Tender Offeror. In addition, the Target has provided a range of service / reengineering operations, including data management and customer handling in times of reduction and elimination of services, database cleansing (including aggregation and updating), and support in switchover to new services for existing clients. By enhancing their alliance, the Tender Offeror and Target will work to improve operational efficiency in these business fields, and market new strategic services to existing customers, thereby enhancing the competitiveness of the Tender Offeror’s services and promoting the synergies between the Tender Offeror and the Target.

In this way, the Tender Offeror and Target will divide their roles appropriately, utilizing their individual strengths, and leading to services that are expected to be even more competitive and of greater corporate value for both parties.

Given the foregoing, the Tender Offeror has judged that collaboration between the two parties will contribute to increased corporate value for both. Accordingly, this Tender Offer is being implemented with the purpose of making the Target a subsidiary of the Tender Offeror, where the Tender Offeror as the lead shareholder in the Target holds 11,100 shares (44.50%) of common stock. In consideration of the best interests of the shareholders of the Target, the Tender Offeror has agreed with the Target that all shares tendered for sale will be purchased. For this reason, there will be no upper or lower threshold to the number of share certificates to be purchased in this Tender Offer, and all shares that are tendered will be purchased.

ƒ	Prevention of Conflicts of Interest

In order to prevent conflicts of interest between the Tender Offeror and the Target, each entity has independently obtained opinions from third parties regarding the share price of the Target to which they have referred when making their decisions to agree to the tender offer price and the Tender Offer.

As the Target is an affiliate of the Tender Offeror, in order to avoid conflicts of interest, the board of directors of the Target selected independently of the Tender Offeror, Ogino CPA Firm as a third party appraiser that is independent of the Tender Offeror, its affiliates and the Target, to evaluate the shares. Subsequently, the Target has obtained from the Ogino CPA Firm a Share Price Calculation Report relating to the calculation of Target share price. Specifically, Ogino CPA Firm used a DCF method and an adjusted net asset method to calculate the share price of the Target, and found that the range of the price per common stock of the Target was from ¥6,597 to ¥7,165 under the DCF method and ¥6,918 under the adjusted net asset method.

Furthermore, based on the contents of the Share Price Calculation Report and the advice of its legal counsel, the board of directors of the Target carried out discussions and negotiations with the Tender Offeror, and after a careful consideration of the various terms and conditions of the Tender Offer, concluded that such terms and conditions of the Tender Offer were proper, and that the Tender Offer offered a reasonable price to shareholders. At the November 30, 2007 meeting of the board of directors of the Target, all directors who participated in the discussions and the voting, passed unanimously a resolution expressing support for the Tender Offer. All auditors present expressed support in the decision made by the board of directors. However, Koji Ikuta, a director of NTT Information Sharing Laboratory Group, a special related person of the Tender Offeror, and one of the Target auditors, Tadayoshi Yoshida, who is the Manager of Broadband IP Business Planning Department of the Tender Offeror, did not participate in the above discussions and voting of the board of directors to avoid conflicts of interest.

(2)	Other information necessary for Investors in deciding the merits of responding to the Tender Offer

According to the current report filed by the Tender Offeror with the head of the Kanto Local Finance Bureau dated October 5, 2007, NETMAN Co., Ltd. (“NETMAN”) has filed a lawsuit as described below against the Target.

	The Court and Date of the Filing of the Lawsuit

Tokyo District Court; September 5, 2007

(Date of service of the complaint: September 13, 2007)

‚	Name, Address and Representative of the Plaintiff

Name: NETMAN Co., Ltd.

Address: Takanawa Building No. 6, 2-4-6, Hachobori, Chuo-ku, Tokyo

Name of Representative: Kenichi Nagatani, Representative Director

ƒ	Details of the Suit and Claimed Amount

Details of the Suit

NETMAN demands damages from the Target in respect to the Target’s termination of an agreement with NETMAN pursuant to the terms of a “Memorandum of Understanding regarding a Joint Venture” with NETMAN (“MOU”).

Claimed Amount

163,277,520 yen plus interest

„	Background of the Lawsuit

NETMAN asserts in its complaint that, based on Article 15 (Termination) of the MOU concerning the official i-mode site “soccer-zanmai” the Target did not implement an automatic extension after June 1, 2007 and terminated the MOU on May 31, 2007, and therefore, claims for compensation for lost profits which NETMAN could have earned during the three-year period, had the contract not been terminated by the Target.